Exhibit 12.01

Wabash National Corporation
Computation of Ratio of Earnings to Fixed Charges

($ in 000's)	2011	2010	2009	2008	2007

Earnings
Pre-tax income (loss)	15,213	(141,811)	(104,766)	(108,762)	24,688
Add: Total fixed charges	4,436	7,684	7,999	5,057	6,155
Less: Preferred Stock Dividends	-	(3,344)	(3,320)	-	-
Total Earnings	19,649	(137,471)	(100,087)	(103,705)	30,843

Fixed Charges
Interest Expense	4,436	4,340	4,679	5,057	6,155
Preferred Stock Dividends	-	3,344	3,320	-	-
Total Fixed Charges	4,436	7,684	7,999	5,057	6,155

Ratio of Earnings to Fixed Charges	4.43	-	-	-	5.01

Earnings Deficiency	-	(137,471)	(100,087)	(103,705)	-

For the years ended December 31, 2010, 2009 and 2008, earnings are inadequate to cover fixed charges and the dollar amount of the coverage deficiency is disclosed in the above table, in thousands.

For purposes of calculating the ratio of earnings to fixed charges, earnings is defined as pre-tax income (loss) plus fixed charges less preferred stock dividends. Fixed charges include interest expense (including amortization of deferred financing costs), interest on capital lease obligations, an estimate of interest within rental expense and preferred stock dividends.